SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 01/10 - 01/26/2010

Copel’s captive Power market grew by 3.1% in 2009

     This document compares Copel’s Power market performance in 2009 in comparison with the 2008 numbers.

Captive Market – Copel Distribuição

     The captive market consumed 20,242 GWh, up by 3.1% .

     The residential segment consumed 5,664 GWh, 5.3% up, due to the reduction in the interest rates and in IPI (federal VAT) on white goods. This segment represented 28.0% of Copel’s captive market. In 2009, Copel supplied power to 2,859,749 residential customers.

     The industrial segment consumed 6,704 GWh, 1.0% down, due to the effects of the world economic crisis. This segment represented 33.1% of Copel’s captive market. In 2009, Copel supplied power to 66,960 captive industrial customers.

     The commercial segment consumed 4,200 GWh, 5.9% up, due to the government measures to combat the crisis. The commercial segment represented 20.8% of Copel’s captive market. In 2009, Copel supplied power to 300,138 commercial customers.

     The rural segment consumed 1,680 GWh, 4.6% up, representing 8.3% of Copel’s captive market. In 2009, Copel supplied power to 352,992 rural customers.

     Other segments (public agencies, public lighting, public services, and own consumption) consumed 1,994 GWh, 4.3% up in the period. These segments represented 9.8% of Copel’s captive market. In 2009, Copel supplied Power to 48,344 customers in these segments.

     The following table shows the captive market for each consumption segment:

	Number of customers			Energy Sold (GWh)
	Dec-09	Dec-08%		2009	2008	%
Residential	2,859,749	2,782,404	2.8	5,664	5,379	5.3
Industrial	66,960	63,641	5.2	6,704	6,770	(1.0)
Commercial	300,138	294,866	1.8	4,200	3,967	5.9
Rural	352,992	335,666	5.2	1,680	1,606	4.6
Other	48,344	46,966	2.9	1,994	1,911	4.3
Captive Market	3,628,183	3,523,543	3.0	20,242	19,633	3.1

Grid Market (TUSD) - Copel Distribuição

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 0.8% due to the growth of the captive market, as the following table shows:

	Number of customers/Agreements			Energy distributed (GWh)
	Dec-09	Dec-08%		2009	2008	%
Captive market	3,628,183	3,523,543	3.0	20,242	19,633	3.1
Concessionaries and licensees	4	3	33.3	524	496	5.8
Free customers (*)	21	23	(8.7)	2,929	3,375	(13.2)
Grid Market	3,628,208	3,523,569	3.0	23,695	23,504	0.8
* All free customers served by COPEL GET and other suppliers at the COPEL DIS concession área.

Copel’s consolidated market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers/Agreements			Energy Sold (GWh)
	Dec-09	Dec-08%		2009	2008	%
Copel DIS
Captive market	3,628,183	3,523,543	3.0	20,242	19,633	3.1
Concessionaries and licensees	4	3	33.3	524	496	5.8
CCEE	-	-	-	266	-	-
Total Copel DIS	3,628,187	3,523,546	3.0	21,032	20,129	4.5
Copel GET
CCEAR (1)	36	36	-	14,635	12,523	16.9
Adjustment auction (ACR)	1	1	-	330	141	135.1
Free customers	10	14	(28.6)	1,044	1,185	(11.9)
Bilateral agreements	2	2	-	1,051	3,538	(70.3)
CCEE	-	-	-	373	101	269.1
Total Copel GET	49	53	(7.5)	17,433	17,488	(0.3)
Total Copel Consolidated	3,628,236	3,523,599	3.0	38,465	37,617	2.3
(1)From the total energy sold in 2008 and 2009, 1,088 GWh and 1,157 GWh, respectively, were traded by Copel Distribuição

Note: Not considering the energy from MRE (Energy Relocation Mechanism).
           CCEE: Electric Pow er Trade Chamber
           CCEAR: Energy Purchase Agreements in the Regulated Market

Curitiba, January 26, 2010

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.